UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 11-K

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2014

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                      to

Commission File Number: 001-36102

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

Knowles Corporation 401(k) Plan

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Knowles Corporation

1151 Maplewood Drive

Itasca, Illinois 60143

Financial Statements and Report of Independent

Registered Public Accounting Firm

Knowles Corporation 401(k) Plan

December 31, 2014

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Trustees

Knowles Corporation 401(k) Plan

We have audited the accompanying statement of net assets available for benefits of the Knowles Corporation 401(k) Plan (the Plan) as of December 31, 2014, and the related statement of changes in net assets available for benefits for the year then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Knowles Corporation 401(k) Plan as of December 31, 2014, and the changes in net assets available for benefits for the year then ended in conformity with accounting principles generally accepted in the United States of America.

The supplemental information in the accompanying schedule of assets (held at end of year) as of December 31, 2014, has been subjected to audit procedures performed in conjunction with the audit of the Knowles Corporation 401(k) Plan’s financial statements. The supplemental information is presented for purposes of additional analysis and is not a required part of the basic financial statements but include supplemental information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplementary information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the basic financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information in the accompanying schedule, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information referred to above is fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.

/s/ GRANT THORNTON LLP

Chicago, IL

June 17, 2015

Knowles Corporation 401(k) Plan

Statement of Net Assets Available for Benefits

(in thousands)

At December 31, 2014
Assets:
Investments at fair value	$111,973
Cash & Cash Equivelants	7
Employer contributions receivable	125
Notes receivable from participants	3,134

Net Assets Available at Fair Value	$115,239
Adjustments from fair value to contract value for interest in collective trust fund relating to fully benefit-responsive investment contracts	(87)

Net Assets Available for Benefits	$115,152

Knowles Corporation 401(k) Plan

Statement of Changes in Net Assets Available for Benefits

(in thousands)

For the year ended December 31, 2014
Additions:
Investment Income:
Dividends	$5,400
Net depreciation in fair value of investments (Note 3)	(2,796)

Total Investment Income	2,604

Interest income on notes receivable from participants	107

Contributions:
Participant contributions	5,422
Employer contributions	4,045
Rollovers	3,959

Total Contributions	13,426

Total Additions	16,137

Deductions:
Distributions	(5,316)
Administrative expenses	(93)

Total deductions	(5,409)

Net increase in assets available for benefits prior to transfers	10,728

Plan transfers (Note 7)	104,424

Net assets available for benefits:
Beginning of year	—

End of year	$115,152

KNOWLES CORPORATION 401(K) PLAN

Notes to Financial Statements

(in thousands unless otherwise noted)

1. Description of the Plan

The following description of the Knowles Corporation 401(k) Plan (the “Plan”) provides only general information. This description of the provisions of the Plan is governed in all respects by the detailed terms and conditions contained in the Plan itself. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.

General

The Plan is a defined contribution plan established to encourage and facilitate retirement savings and investment by eligible employees of Knowles Corporation (“Knowles”). The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”).

Wells Fargo Bank, N.A. (the “Trustee”) has been granted authority by Knowles Corporation Benefits and Investment Committee (“Committee”), appointed by Knowles, to purchase and sell securities.

Eligibility

Eligible employees of Knowles that have elected to participate in the Plan may make pretax contributions to the Plan. All full-time employees of Knowles who have reached age 18 are immediately eligible to participate in the Plan. All part-time employees of Knowles who have reached the age of 18 and have completed at least 1,000 hours of service during a plan year are eligible to participate in the Plan.

Automatic Enrollment

The Plan has an automatic enrollment feature for all new employees. Eligible employees are enrolled automatically in the Plan at a 5% pre-tax contribution rate unless they formally opt-out of the Plan or elect to contribute at a higher or lower rate. Such participants receive an immediate company match, with the participant becoming fully vested in such matching contributions immediately. Pre-tax contributions of participants who are automatically enrolled in the Plan will be invested in the appropriate Vanguard Target Retirement Funds based on the participant’s date of birth unless the participant elects other investments permitted under the Plan.

Contributions

Participant

Participant pre-tax deferrals from eligible compensation to the Plan are voluntary. Eligible compensation generally includes salary and wages, commissions and certain bonuses. Generally, a participant may elect to exclude from 1% to 50% (in whole percentages) of his or her eligible compensation (“Participant Contribution”) from current taxable income by having such amount contributed to his or her account in the Plan. Participants who have attained the age of 50 before the end of the Plan year are eligible to make catch-up contributions. Each participant has the right to roll over into the Plan certain distributions from other tax-qualified plans or appropriate individual retirement accounts. The amount contributed by a participant is subject to applicable Internal Revenue Code (“IRC”) limits.

Employer

The Plan allows for a fixed per-payroll matching contribution (“Basic Employer Matching Contribution”) equal to 100% of the participant’s elective deferrals, not to exceed 5% of the participant’s compensation. Knowles may also elect to make profit-sharing contributions for a Plan year with respect to its employees who have satisfied the eligibility requirements set forth above. Such contributions are allocated in proportion to the compensation of participants who are employed by Knowles and are employees on the last day of the Plan year whether or not they have deferred any of their compensation into the Plan. Profit-sharing contributions are invested consistent with participants’ investment fund elections. If a participant has not made an investment fund election, profit sharing contributions will be invested in the appropriate Vanguard Target Retirement Funds based on the participant’s date of birth.

Vesting

Participants are fully vested immediately with respect to their own contributions. Basic Employer Matching Contributions for all participants, plus earnings thereon, vest immediately. A participant’s profit-sharing contribution becomes fully vested after five years of service (or at a rate of 20% per year). A participant’s profit-sharing contribution may also become fully vested upon the participant’s attainment of age 65 while he or she is a Knowles employee, in the event of his or her death or permanent disability while a Knowles employee, or if the Plan is terminated.

Distributions and Forfeitures

A participant’s vested account balance in the Plan is distributable following the participant’s retirement, death or other termination of employment. Unvested amounts are forfeited and used to reduce future employer contributions. At December 31, 2014, accumulated forfeited unvested amounts totaled $14. During 2014, no forfeitures were used to offset current year employer contributions.

Hardship withdrawals are permitted for any participants who are active employees and demonstrate a financial hardship which meets IRC regulations to be considered an “immediate and heavy financial need.” The hardship withdrawal amount is limited to the amount “necessary” to satisfy the financial need, plus income taxes that the participant is expected to incur on the amount of the withdrawal.

Distributions from the Plan are generally made in the form of single lump-sum payment or installment payments over a period of not more than a participant’s assumed life expectancy. For distributions that include Knowles stock, the participant may elect to receive whole shares of Knowles stock “in-kind” and the remaining fractional share in cash. In-service distributions are permitted from a participant’s vested account balance, provided the participant has attained the age of 59 1⁄2. Participants may delay the distribution of their vested account balance following their termination, however distributions are required to begin no later than April 1st following the end of the year in which a participant reaches the age 70 1⁄2.

Notes Receivable from Participants

A participant may borrow from his or her vested interest in the Plan, subject to applicable IRC regulations and certain restrictions imposed by the Plan. The notes receivable are secured by the balances in the participant’s accounts. Each note receivable carries a reasonable rate of interest determined by the Plan Administrator to be commensurate with the prevailing interest rate charged on similar commercial loans made within the same locale and time period. Notes receivable outstanding as of December 31, 2014 bear interest at rates between 3.25% and 8.5%.

Allocation Provisions

Each participant has the right to direct the entire amount of his or her Plan account to be invested in one or more of the available investment funds in multiples of one percent. Each participant has the right during any business day to transfer all or any portion of the amount in his or her account among the investment funds, except that participants who are considered Knowles “insiders” may complete transfers involving Knowles stock only during designated window periods. Participants are entitled to vote with respect to any Knowles shares in their account in the Plan in the same manner as other Knowles stockholders.

Administrative Expenses

Certain administrative expenses of the Plan related to the trustee, recordkeeping, legal and audit fees are paid by Knowles and subsequently charged to the Plan. Fees or commissions associated with each of the investment options and certain administrative expenses of the Plan are paid primarily by participants as a deduction from the amount invested or as an offset to investment earnings.

2. Summary of Significant Accounting Policies

Basis of Presentation

The accompanying financial statements were prepared on the accrual basis of accounting in conformity with accounting principles generally accepted in the United States of America.

Investments - Valuation

The Plan’s investments are reported at fair value (see Note 4). Investments in common shares are valued at the closing market price on the last business day of the Plan year based on quotations from a national securities exchange. The fair value of investments in registered mutual funds are obtained from quoted prices on national securities exchanges. The fair value of investments in collective funds are based on the net asset values as of the last business day of the Plan year as determined by their respective investment managers and recent transaction prices.

Investments - Transactions and Income Recognition

Purchases and sales of investment securities are reflected on a trade-date basis. Gains and losses on sales of investment securities are determined on the average cost method. Funds temporarily awaiting investment are placed in a short-term investment fund of the Trustee where they earn the prevailing market rate of interest. Dividend income is recorded on the ex-dividend date.

The Plan presents in the Statement of Changes in Net Assets Available for Benefits the net appreciation or depreciation in the fair value of its investments which consists of the realized gains or losses and the unrealized appreciation or depreciation on those investments.

Notes Receivable from Participants

Notes receivable from participants are reported at their unpaid principal balance plus any accrued but unpaid interest with no allowance for credit losses, as repayments of principal and interest are received through payroll deductions and the notes are collateralized by the participants’ account balances. Interest income is recorded as earned.

Use of Estimates in the Preparation of Financial Statements

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts and disclosures of assets, liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Risks and Uncertainties

The Plan provides for various investment options in any combination of stocks, collective trust funds, and mutual funds. Investment securities are exposed to various risks, including, but not limited to, interest rate, market, liquidity and credit risks. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in risks in the near term could materially affect participants’ account balances and the amounts reported in the Statement of Net Assets Available for Benefits and Statement of Changes in Net Assets Available for Benefits.

At December 31, 2014 approximately 2.3% of the Plan’s assets were invested in Knowles common stock.

Distributions to Participants

Distributions to participants are recorded in the Plan’s financial statements when paid.

Plan Termination

Although it has not expressed any intent to do so, Knowles has the right under the Plan to discontinue all contributions at any time and to terminate the Plan, subject to the provisions of the Plan, ERISA and the IRC. In the event of termination, participants will become 100% vested in their Plan accounts.

3. Investments

Knowles periodically reviews the investment options available in the Plan to ensure that they continue to help participants reach retirement savings goals. During 2014, the Dover Stock Fund was frozen. Participants with Dover Stock in their portfolios were allowed to maintain their holdings, but no further contributions were permitted.

The fair value of investments that individually represent 5% or more of the Plan’s net assets available for benefits are noted in the following table (in thousands):

At December 31, 2014
Davis New York Venture Fund (Y)	$13,473
Vanguard Institutional Index I	$12,388
Dover Stock Fund (Frozen)	$11,019
Columbia Trust Stable Income Fund I-25*	$11,028
Neuberger Berman Genesis R6	$9,268
Vanguard Target Retirement 2030	$7,795
PIMCO Total Return Mutual Fund	$7,653
Wells Fargo Causeway International Value CIT	$6,035

*	The contract value of the Plan’s investments in the Columbia Trust Stable Income Fund I-25 is $10,941 as of December 31, 2014.

The Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated and depreciated as follows (in thousands):

For the Year Ended December 31, 2014
Stock Funds	$(2,018)
Collective Funds	(537)
Mutual Funds	(241)

$(2,796)

4. Fair Value Measurements

ASC 820, Fair Value Measurements and Disclosures defines fair value as the price that would be received from selling an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. When determining the fair value measurements for assets and liabilities required to be recorded at fair value, the Plan considers the principal or most advantageous market in which it would transact and considers assumptions that market participants would use when pricing the asset or liability, such as inherent risk, transfer restrictions, and risk of nonperformance.

ASC 820 also establishes a fair value hierarchy that requires the Plan to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. A financial instrument’s categorization within the fair value hierarchy is based upon the lowest level of input that is significant to the fair value measurement. ASC 820 establishes three levels of inputs that may be used to measure fair value:

Level 1: quoted prices in active markets for identical assets or liabilities.

Mutual funds, Knowles Stock Fund, and Dover Stock Fund: These investments are public investment securities valued by obtaining quoted prices from nationally recognized securities exchanges.

Level 2: inputs other than Level 1 that are observable, either directly or indirectly, such as quoted prices in active markets for similar assets or liabilities, quoted prices for identical or similar assets or liabilities in markets that are not active, or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities;

Collective funds: These investments are private investment securities valued based on the net asset values as of the last business day of the Plan year as determined by their respective investment managers.

Level 3: unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities or significant unobservable inputs that reflect the Plan’s own assumptions about the assumptions that market participants would use in pricing an asset or liability.

There were no Level 3 investments held as of December 31, 2014.

The Plan’s financial instruments carried at fair value on a recurring basis by their ASC 820 fair value hierarchy level as of December 31, 2014 are as follows (in thousands):

		As of December 31, 2014
	Level 1	Level 2	Level 3	Total Fair Value
Investments:
Dover Stock Fund	$11,019			$11,019
Knowles Stock Fund	2,613			2,613
Mutual Funds:
Large Cap Blend	41,046			41,046
Large Cap Growth	13,473			13,473
Mid Cap Growth	9,268			9,268
Intermediate-term Fixed Income	9,177			9,177
Small Cap Growth	3,707			3,707
Mid Cap Value	2,506			2,506
Small Cap Value	1,090			1,090
Mid Cap Blend	1,011			1,011

Collective funds:
Equities		11,028		11,028
Intermediate-term Fixed Income		6,035		6,035

Total Investments	$94,910	$17,063	$—	$111,973

The following is a description of the fund categories used throughout 2014:

Knowles Stock Fund:

•	The Knowles Stock Fund invests in Knowles common stock and contains a nominal balance in money market instruments for liquidity purposes. This account holds shares of Knowles common stock purchased through employee and employer contributions.

Mutual funds:

•	The mutual funds are public investment vehicles valued using the net asset value (NAV) provided by the administrator of the fund. The NAV is based on the value of the underlying assets owned by the fund, less its liabilities, and then divided by the number of shares outstanding. The Plan offers various types of mutual funds with varying levels of risk. Such funds invest in domestic common stock, international stock and bonds.

Collective funds:

•	The Wells Fargo Causeway International Value CIT Fund invests primarily in common stocks of companies located in developed countries outside the U.S. Normally, the Fund invests at least 80% of its total assets in stocks of companies located in at least ten foreign countries and invests the majority of its total assets in companies that pay dividends or repurchase their shares. The Fund may invest up to 10% of its total assets in companies in emerging (less developed) markets.

•	The Columbia Trust Stable Income I-25 Fund invests in a diversified pool of high quality bonds backed by investment contracts in an attempt to maintain principal value. Investments may also be made in Ameriprise Trust Company fixed income collective funds.

Plan management reviews the audited financial statements of the Columbia Trust Stable Income I-25 Fund, in addition to details of the insurance contracts (such as, but not limited to, rate of return, market to book ratio and the insurance carrier ratings) in which it invests, to assess the reasonability of the its net asset value. Plan management believes that the fair value of the Columbia Trust Stable Income I-25 Fund is reasonably stated and that no adjustment to the net asset value as of December 31, 2014 is required.

5. Related-Party and Party-in-Interest Transactions

Certain Plan assets are invested in common stock of Knowles. Knowles, as the Plan sponsor, is also a related party in accordance with Section 3.14 of ERISA. Certain Plan investments are shares of mutual or collective funds managed by the Trustee or companies owned by the Trustee as defined by the Plan and, therefore, these transactions qualify as party-in-interest transactions. Notes receivable from participants held by the Plan are also considered party-in-interest transactions.

Certain administrative functions are performed by employees of Knowles. No such employee receives compensation from the Plan. Other expenses relating to the Plan, including legal and consulting services, are paid directly by Knowles and subsequently charged to the plan. Fees or commissions associated with each of the investment options and certain administrative expenses of the Plan are paid primarily by participants as a deduction from the amount invested or as an offset to investment earnings.

At December 31, 2014 the Plan held 101,984 shares of Knowles stock. There were no dividends received by the Plan on these shares for the year ended December 31, 2014. These transactions also qualify as party-in-interest transactions.

6. Income Tax Status

The Plan is governed by a master and prototype plan document maintained by the Plan’s record keeper, Wells Fargo Bank, N.A. Wells Fargo Bank, N.A. received an opinion letter from the Internal Revenue Service concluding that the document is acceptable under Section 401 of the IRC. Pursuant to Rev. Proc. 2011-49, 2011-44 I.R.B. 608, Section 19, Knowles relies upon this letter for the Plan’s favorable tax treatment. The company believes that the Plan is currently designed and is being operated in compliance with the applicable requirements of the IRC in all material respects. Therefore, the Company believes that the Plan was qualified and the related trust was tax-exempt as of the financial statement dates.

Accounting principles generally accepted in the United States of America require plan management to evaluate tax positions taken by the Plan. The Plan administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2014, there are no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements. The Plan is subject to routine audits by taxing authorities; however, there are currently no audits for any tax periods in progress.

7. Establishment and Transfer

The Plan was established effective January 1, 2014 in anticipation of the spin-off of Knowles from Dover Corporation on February 28, 2014. In January 2014, assets amounting to $104.4 million were transferred into the Plan.

8. Reconciliation of Financial Statements to Form 5500

The following tables reconcile the Statement of Net Assets Available for Benefits and the Statement of Changes in Net Assets Available for Benefits to the Form 5500 at December 31, 2014.

2014
Net Assets Available For Benefits Per the Financial Statements	$115,152
Add adjustment from contract value to fair value for interest in collective trust fund related to fully benefit-responsive contracts	87

Net Assets Available For Benefits Per Form 5500	$115,239

2014
Total Investment Income Per the Financial Statements	$2,604
Add adjustment from contract value to fair value for interest in collective trust fund related to fully benefit-responsive contracts for 2014	87

Investment Income Per Form 5500	$2,691

9. Subsequent Events

The plan evaluated subsequent events from December 31, 2014 through the June 15, 2015, the date these financials statements were available to be issued. The Plan is not aware of any subsequent events that would require recognition or disclosure in the financial statements.

Knowles Corporation Retirement Savings Plan

Schedule H, line 4i - Schedule of Assets (Held at End of Year)

At December 31, 2014

(in thousands)

(a)	(b)	(c)		(d)
Identity of Issuer, Borrower, Lender, etc.		Description of Investment	Cost **	Fair Value
	Dover Stock Fund
	Dover Corporation	Dover Stock Fund		11,019

	Knowles Stock Fund
*	Knowles Corporation	Knowles Stock Fund		2,613

	Mutual Funds
	Artisan	Mid Cap Value Fund		2,506
	Davis Funds	New York Venture Fund		13,473
	Hartford Mutual Funds	Small Company HLS Fund		3,707
	Neuberger Berman	Genesis Fund		9,268
	Northern Funds	Small Cap Value Fund		1,090
	Pimco	Total Return Fund		7,653
	Vanguard	Extended Market Index		1,011
	Vanguard	Institutional Index		12,388
	Vanguard	Total International Stock Index		2,010
	Vanguard	Total Bond Index Fund		1,524
	Vanguard	Target Retirement Fund		2,120
	Vanguard	Target Retirement 2010		2,079
	Vanguard	Target Retirement 2015		422
	Vanguard	Target Retirement 2020		5,007
	Vanguard	Target Retirement 2025		1,558
	Vanguard	Target Retirement 2030		7,795
	Vanguard	Target Retirement 2035		1,105
	Vanguard	Target Retirement 2040		5,407
	Vanguard	Target Retirement 2045		618
	Vanguard	Target Retirement 2050		376
	Vanguard	Target Retirement 2055		102
	Vanguard	Target Retirement 2060		59

	Collective Funds
	Columbia Management	Columbia Trust Stable Income		11,028
*	Wells Fargo	Causeway International Value CIT		6,035

	Notes Receivable from Participants
*	Plan Participants	Interest Rates from 3.25% - 8.5%		3,134
		Maturities through 2044

	Total Investments at Fair Value			115,107

*	Denotes Party in interest to the Plan
**	Cost information is not required for participant-directed investments and therefore is not included

SIGNATURE

The Plan, pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

KNOWLES CORPORATION 401(k) PLAN

Date: June 17, 2015	/s/ Maneesh S. Limaye
Maneesh S. Limaye Director, Total Rewards (Plan Administrator)

EXHIBIT INDEX

23.1	Consent of Grant Thornton LLP